PLAY VIDEO

0
Investors

$0
Raised of $50k - $1m goal


HYPER SUB

The Hyper-Sub

The speedboat. The submarine. In one vessel.

Small OPO · Lake Butler, FL · Transportation

0% funded with 111 days left

Chat

The Hyper-Sub is a totally new and innovative way to experience the world beneath the waves.

Join us in revolutionizing the sub-sea experience!


HSP Technologies
HYPER SUB
A SPEEDBOAT. A SUBMARINE. IN ONE VESSEL.

Chat


REDEFINING
small, submerisble
TECHNOLOGY

It began as a child's dream. At 12 years old, inventor Reynolds Marion had an idea.

"What if I could make a boat that could race across the water like a speedboat and also dive like a submarine?"

Unlike most childhood dreams that fade away, Reynolds never let go, never gave up. When the time came, he assembled a team who focused all their efforts and drive into making that dream a reality. For a decade, Mr. Marion and many others who believed remained dedicated to designing, building and testing this truly innovative concept. And they succeeded.

It wasn't big investors who helped them achieve something we believe is so unprecedented. It was friends, neighbors, and family members who believed in the ingenuity and passion behind the Hyper-Sub and pushed it forward.

We have succeeded beyond our imaginations and we did it with the support of everyday, hard-working people.

Through the formation of HSP Technologies, Inc., and by securing the rights to both market and manufacture Hyper-Subs, the dream that began so many years ago, can now be pursued.

Now we want you to join us on the next step in our journey.

INVEST

$0.75/share | If you invest you're betting the company will be worth more than $23M in the future.

Chat

THE SERIES II CONCEPT

Imagine you walk out onto the pier. Step onto the deck of one the most amazing speedboats you've ever seen. Fir the 900hp motors and speed along to whatever destination you choose. When you get to that place, flip a few switches, start your dive and then sit back in awe as you experience a world under that water in a way few people ever get the chance to see it.

Chat

The SPEEDBOAT



As a speedboat, the Hyper-Sub concept is a long range surface craft with two 480-hp engines that can deploy with ease from a dock or beach and can travel long distances. Providing the same usefulness, independence, versatility and economy as that of any other long range speedboat.

The SUBMARINE



Chat

As a submarine, the Hyper-Sub concept provides on demand, high endurance submarine diving capabilities. It can dive repeatedly when deployed as it can recharge its batteries off the engines. The result is a submarine that deploys, travels and operates just as easily, quickly and inexpensively as that of a surface craft.

"No one should doubt the commercial viability of the Hyper-Sub. We knew the Hyper-Sub had come before its time and now time is catching up. I believe that there will be zero obstacles ahead of the Hyper-Sub once funded. The Hyper-Sub's success is inevitable."

-Jim Hierholzer

DNV GL, IACS Submarine Certification and Business Development

"The subsea technology industry is built on a population of individual inventors that envision and deliver innovative products and systems to make subsea exploration and operations more safe, cost-effective and efficient. Reynolds Marion is one such man."

-Marine Technology Reporter*

Chat

SERIES I: THE FATHOM

The Series I Hyper-Sub, The Fathom, is the prototype vessel that was designed, built and tested by Reynolds Marion and his team. The Fathom has completed 21 successful dives, proving the viability and success of the Hyper-Sub concept.

One of the critical features of the Hyper-Sub is the utilization of Commercial Off The Shelf (COTS) design for all the working parts. In other words, the Hyper-Sub uses time-tested and proven components in the design. The use of COTS design, along with the Modular concept and Hyper-buoyancy of the Hyper-Sub, have resulted in a cost-effective, scalable and customizable submersible concept.

Now that the Hyper-Sub prototype has been tested and proven, the team is ready to move forward with the design concept for the Series II and bring the Hyper-Sub to market.



Chat





Chat


#1 NEW YORK TIMES-BESTSELLING AUTHOR
CLIVE CUSSLER
AND DIRK CUSSLER
CRESCENT DAWN
A DIRK PITT NOVEL

The Hyper-Sub captured the imagination of New York Times bestselling author Clive Cussler who featured the Hyper-Sub in his novel Crescent Dawn.


UNITED STATES
NAVAL SPECIAL WARFARE
U.S. NAVY SEALS
THE FUTURE OF NAVAL SPECIAL WARFARE

The Hyper-Sub was featured as "The Future of Naval Special Warfare" in the US Naval Special Warfare book by Greg E. Mathieson and David Gatley.



> "The best companies are the ones that have something totally disruptive, meaning massively lower costs and have a clear use case.
> I think [the Hyper-Sub] has that."
>
> *Mark Suster ***
> *on Fox Business News*



KEY FEATURES
SERIES II

COST-EFFICIENCIES

Even though a Hyper-Sub has dual ability to be a speedboat and a submarine, the retail price of a standard Hyper-Sub platform is $9.8 million. That is about the same cost as the submarine that Paul Allen put on his yacht "The Octopus".

By utilizing COTS design, the Hyper-Sub uses existing, proven technology.
This creates significant cost-savings and enhances safety and performance.

Unlike all other mini-subs, the Hyper-Sub does not need to be transported or supported by a larger surface vessel and crew.
It operates independently.

SPEEDBOAT FEATURES

The Hyper-Sub is a speedboat, with the engines and the hydrodynamic design to create the speed and performance of any typical 900hp surface craft.

The design of the Hyper-Sub allows passengers to sit comfortably on the deck seating or inside the cabin while they experience a leisurely cruise or the excitement of a high-speed ride.

The Hyper-Sub batteries can be recharged when the engines are running during surface operation.

SUBMARINE FEATURES

The cabin is customizable. The Dry Chamber can be configured for a variety of requirements and uses, from utility to luxury and everything in between.

The cabin is a modular component. It can be removed and swapped out for a differently configured cabin with ease.

The Hyper-Sub can surface above the water line in the event of any hull-flooding emergency,

The Hyper-Sub can right itself if it were inverted due to extreme weather conditions.

MODULAR DESIGN
SERIES II



The Dry Chamber

The dry chamber (cabin) of the Hyper-Sub is modular, so it can be easily removed and swapped out for another custom dry chamber.

The Sea Frame

The Sea Frame is the functional base-unit of the Hyper-Sub, consisting of the ballasts, motor, batteries, and dive chamber.

Customizable

Each dry chamber can be customized to suit varying needs and specifications by custom configuring passenger capacity, payload capacity, equipment, electronics and more.
This enables the creation of mission and task specific designs suited to a variety of markets

Interchangeable

The dry chamber can be quickly, easily swapped out for a differently configured dry chamber. Allowing the customer to have one sea frame with multiple dry chambers designed for different purposes.



Chat
Chat

> *"I believe that this concept provides a significant enhancement to Special Forces capabilities and, if adopted, will be one of Special Warfare's most useful tools for many years to come."*

- U. S. Navy SEAL, L. W. Holton (Ret.)

MARKET POTENTIAL
SERIES II

The modular design of the Hyper-Sub makes it an incredibly versatile watercraft which can be outfitted to meet the needs of a wide variety of markets.

The dry chamber of the Hyper-Sub can be customized and swapped out. Chambers can be tailor-made to fit many different requirements and specifications making it ideal for both public and private industry.

Tourism and Hospitality

Tourist companies and resorts can offer their clientele an unmatched underwater experience with the Hyper-Sub, deploying from nearly any beach or boat dock.
Passengers can enjoy a ride in luxury on its exterior decks or in its climate controlled interior to their preferred destination and then easily submerge for an unbelievable deep-sea experience.

Private Ownership

The Hyper-Sub can be outfitted for luxury accomodations, customized with all the details and amenities you would expect in a high-end vessel.

Government and Military

The Hyper-Sub is easily deployed, has extreme shallow water functionality and has the ability to recharge its dive systems repeatedly during a mission making it a perfect solution for many military and government operations including:

Intelligence, Surveillance and Reconnaissance (ISR), Non-combatant Evacuation Operations (NEO), Special Operations Forces deliver (SOF), Covert Missions or Resupply and Electronic Warfare (EW/ES).

Search and Rescue/Recovery

The Hyper-Sub could perform exceptionally well in bad sea states and makes an excellent support vessel for emergency responders.
With the right customization, the Hyper-Sub can be outfitted with all the necessary equipment and resources to respond rapidly to a life-threatening emergency situation.

Port and Canal Security

The Hyper-Sub is ideally suited to support the safety and security of ports, harbors, canals and rivers. Because the HyperSub is both a hig speed surface vessel and a submersible, it can serve a dual function as both surface and underwater patrol; performing safety, scanning and inspection procedures with ease.

Oil and Gas Industry

The Hyper-Sub is ideal for shallow water survey and pipeline inspections, functioning at a fraction of the time and cost associated with the typical Remotely Operated Vehicle (ROV).

Scientific Exploration

The Hyper-Sub dry chamber can be customized and outfitted to the specific exploratory and research needs, while avoiding the typically high day rates of research submersibles.

Chat
Chat
Chat

HYPER-BUOYANCY

Chat

The Hyper-Buoyancy Innovation of the Hyper-Sub controls and compartmentalizes over 30,000lbs of lift, creating unprecedented improvements in safety and performance.

Safety Features

- The Hyper-Sub can rapidly ascend in case of emergency.
- They Hyper-Sub can make a controlled return to the surface even in the event of primary systems failure, including electronics and hydraulics.
- The Hyper-Sub can return to the surface even if the cabin became flooded.
- If the Hyper-Sub were to invert during extreme weather conditions it has the capability to submerge and right itself.
- In almost any foreseeable crisis, the Hyper-Sub can return its cabin to a position above the waterline and resume normal surface craft functionality and safety.



Vastly Expanded Surface Performance Envelope
Very Flexible Safety Tolerances
Very Flexible Payload Tolerances and Safety Through Massive Compartmentalized Lift / Ballast Reserves

Chat

SPECIFICATIONS
SERIES II

PRINCIPLE DIMENSIONS

Length Overall (LOA):	45' 2" (14 meters)
Beam (With side tank modules installed):	16' 6" (5 meters)
Height (arch deployed):	9' 6" (3 meters)
Draft:	3' 10" (1.2 meters)
Transportation Width:	14' 6" (4 meters)
Transportation Height (arch stowed):	7' 10" (2 meters)
Dry Weight:	30,000 lbs (13,608 kg)



SURFACE CHARACTERISTICS

Fuel Capacity:	525 gallons (1,987 liters)
Hull Construction:	Aluminum V-hull
Upper Decks:	Aluminum
Engines:	2 - 480-hp Yanmar 6LY3-ETP diesel with V-drives
Transmissions / Ratio:	ZF/2.5:1
Propellers:	24x31 4-blade, no-cup Michigan Wheel



SUBMERGED CHARACTERISTICS

Submerged Propulsion:
Two (2) 60 hp 12" Innerspace thrusters/ electric over hydraulic

Station Keeping / Hover Capability:
Two (2) 10 hp vertical Innerspace thrusters

Normal Life-Support Duration:	12 hours
Emergency Life-Support Duration:	96 hours
Maximum Dive Depth (Steel Cabin):	1,200 ft. (366 m.)
Max Submerged Speed:	5.5 knots




HSP Technologies
HYPER SUB

Visit The Hyper-Sub Website

**"The Pitch" / Fox Business News (aired March 7, 2011). "The Hyper-Sub" is a reference to an earlier company using Hyper-Sub technology.

*"The Marion Hyper-Sub is designed for Breaking Barriers", Marine Technology Report (October 2007), page 25.

We have been fortunate enough to have developed what we believe is a very exciting opportunity.

Now that we have proven the Hyper-Sub concept and knowing we have a truly revolutionary vessel design, we have restructured and formed HSP Technologies and are working to obtain the IP rights and begin marketing and manufacturing the Hyper-Sub.

We are seeking $50,000, the minimal capital raise amount, so we can finalize the legal agreements and initiate the production and marketing of the Series II Hyper-Sub.

We are tremendously excited to be moving this dream forward and bringing this incredible concept to market. We hope that you will join us!

Any capital raised beyond the minimum will be used to accelerate the next phase.

verified by crowdcheck

Hyper-Sub Platform Tech., Inc.
Expires June 6, 2017

Hyper-Sub Platform Technologies, Inc. ("Hyper-Sub") has received a Verified Check from CrowdCheck for the purposes of raising $1,000,000 in an offering of the company's Common A Shares on StartEngine Crowdfunding, Inc. (the "Offering"). The Verified Check looks for evidence indicating that the company is a legitimate venture conducting the type of business it claims, is properly incorporated and is in good standing with a US state, and meets all legal requirements to seek investment through an online securities offering. The Verified Check confirms that the company is complying with the requirements of the Securities and Exchange Commission's Regulation CF. In conducting the Verified Check, CrowdCheck obtains information and documentation directly from the company and from other sources that support statements made by the company. The Verified Check additionally looks for evidence to confirm material assertions made by the company in the Form C filed by the company. CrowdCheck has been able to obtain sufficient evidence from Hyper-Sub Platform Technologies, Inc. and outside sources to provide Hyper-Sub Platform Technologies, Inc. with a Verified Check.

Meet the Team



Reynolds Marion
Founder / Inventor

R. R. Reynolds Marion currently serves on the Company's Board of Directors. He has served in that position since the Company was formed on October 28th, 2016. Prior to joining the Company, from January 2005 until recently, he served as the CEO and Founding Member of Marion Hyper-Submersible Powerboat Design LLC and is the inventor of the Hyper-Sub. In that position, he successfully raised over $2.5 million in capital for the program and secured approximately $4 million in additional time contributions. Mr. Marion oversaw the final design, build and testing of the Company's R&D vessel and served as the test pilot during its testing phase. He was responsible for the management of the patent processes, business sustainment



David M. Smith
CEO

David M. Smith is currently the Company's Chief Executive Officer and serves on the Company's Board of Directors. He has served in that position since the Company was formed on October 28th, 2016. He also serves as Vice President of Operations for Smith and Son's Sod Co., Inc. in Lake Butler Fl. Wherein he has increased its overall business by a factor of 2. Mr. Smith has maintained various management positions, totaling over 20 years, with two different companies serving the commercial nuclear industry, Energy Services Group International, Inc. as Director of Health Physics Services and NUMANCO, as VP of Sales and Marketing. He as well worked with Gulf Atlantic Pump & dredge wherein his responsibilities included sales, new product



Delbert W. Smith
Director

Delbert W. Smith currently serves on the Company's Board of Directors. He has served in that position since the Company was formed on October 28th, 2016. Having an understanding about the Hyper-Sub's potential, Mr. Smith became one of the very first investors in the technology and supported many of the R&D Company's original efforts. He has also been the owner and operator of multiple business ventures over the last 25 years including, at present, being the owner of The Village Bar and Grille and a co- owner of Smith & Sons Sod Company INC., a company that has produced and sold commercial landscaping products since 1989 and generated over $3.2 million in sales in the past year. Mr. Smith attended Brigham Young University, served a full time

strategies and also formed many key relationships that will be of significant value to the Company moving forward. Mr. Marion is self taught and holds no degrees.

development and quality control functions. Mr. Smith is a Vietnam Era Veteran and attended University of North Carolina at Greensboro. Mr. Smith brings an attention to detail, quality control and contract management expertise to the Hyper-Sub Team.

mission for The Church of Jesus Christ of Latter-day Saints, in Birmingham England from 1972-1974 and serves as an Elder in the Church today. He is an adult leader in the boy scouts of America serving in capacity as scout master, crew leader, committee member and chairman since 1975 to present and was formerly Chairman and Member of Union County Water and Conservation Board of Supervisors.

Chat

Offering Summary

Up to 1,333,333 Non-Voting Class A Common Stock

Minimum purchase: 534 shares ($400)

Target Offering:

66,667 Shares

$0.75 per share

$50,000 Total Proceeds

Maximum Offering:

1,333,333 shares

$0.75 per share

$1,000,000 Total Proceeds

Chat

Irregular Use of Proceeds

As identified above, the company may incur uses of proceeds which may include but are not limited to the following: payments to the IP Company under the terms of the anticipated license agreement, in which David M. Smith, Delbert W. Smith, and R. R. Reynolds Marion each hold a 15% voting stake and are currently entitled to equity interest in the IP Company. See "Related Party Transactions."

Offering Details

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investme
In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the m
and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Chat

Updates

No available updates at this time. Follow The Hyper-Sub to get notified of future updates!

Comments (0 Total)

Add a public comment...

POST

Chat

start engine

About

Blog

About Us

How It Works

FAQs

Connect

Facebook

Twitter

Careers

LinkedIn

Instagram

Join

Edit My Campaign

Investors

Legal

Terms of Use

Privacy Policy

Section 17(b) Disclosure

Disclaimer

Chat

IMPORTANT MESSAGE: www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered with the US Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Investment opportunities posted and accessible through the site are of two types:

- Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings.
- Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC.

Both types of offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

Canadian Investors: Investment opportunities posted and accessible through the site will be offered to Canadian resident investors in accordance with prospectus exemptions under Canadian securities laws, including, but not limited to, the "Accredited Investor" and "Offering Memorandum" exemptions under National Instrument 45-106 promulgated by the Canadian Securities Administrators.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of securities offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

Copyright © 2016 StartEngine, LLC. All Rights Reserved.

Chat